Exhibit 99.1
News release via CNW Telbec, Montreal 514-878-2520

    Attention Business/Financial Editors:

    Media advisory - Ace aviation holdings to present 2006 first quarter results

    MONTREAL, May 5, 2006 - ACE Aviation Holdings, parent company of Air
Canada, will hold a conference call for analysts on Thursday May 11th to present first quarter results. Immediately following a presentation by Robert
Milton, Chairman, President and CEO, company executives will be available for analysts' questions. Media may access this call on a listen-in basis. Details are as follows:

    ANALYST CONFERENCE CALL / AUDIO WEBCAST

    Date: Thursday May 11, 2006

    Time: 9:30 a.m. ET

    By telephone: 1-866-898-9626 toll free, or (416) 340-2216 for the Toronto area. Please allow 10 minutes to be connected to the
                  conference call.

    Webcast: http://events.startcast.com/events/20/B0027 Note: This is a listen-only audio webcast. Media Player or Real Player is
             required to listen to the broadcast; please download well in advance of call.

    Replay:  Instant replay will be available beginning approximately one hour after the call at 1-800-408-3053 toll free or
             (416) 695-5800 and enter passcode 3184749(pound key), until midnight ET Thursday May 18, 2006.

    Note:    A slide presentation will be available at approx. 8:00 a.m.
             Thursday May 11, 2006 for viewing at
             http://www.aircanada.com/en/about/investor/index.html. This presentation is not intended for simultaneous viewing with the conference call.
    %SEDAR: 00020954EF          %CIK: 0001295721

    /For further information: Isabelle Arthur (Montral), (514) 422-5788;
Peter Fitzpatrick (Toronto), (416) 263-5576; Angela Mah (Vancouver),
(604) 270-5741; aircanada.com;
Archived images on this organization are searchable through CNW Photo Archive website at http://photos.newswire.ca. Images are free to accredited members/
    (ACE.RV. ACE.B.)

CO:  AIR CANADA; AIR CANADA - CORPORATE - FINANCIAL; ACE AVIATION HOLDINGS
     INC.

CNW 07:00e 05-MAY-06